SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Pacific Internet Limited
(Name of Subject Company)
Pacific Internet Limited
(Name of Persons Filing Statement)
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Deborah Foo, Vice President, Group Legal
89 Science Park Drive, #01-07 The Rutherford, Singapore 118261
Tel: (65) 6771 0885
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a Copy to:
Ashok K. Lalwani
Baker & McKenzie. Wong & Leow
Millenia Tower, # 27-01
1 Temasek Avenue
Singapore 039192
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX
Ex-99.(a)(7) Supplementary Circular to Shareholders dated July 3, 2006
Ex-99.(a)(8) Questions and Answers dated July 3, 2006
Ex-99.(a)(9) Directors' Announcement dated July 3, 2006
Ex-99.(a)(10) Press Release dated July 3, 2006

Items 1 through 8.
This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 26, 2006, as amended by Amendment No. 1 on Schedule 14D-9/A filed on May 31, 2006, Amendment No. 2 on Schedule 14D-9/A filed on June 14, 2006 and Amendment No. 3 on Schedule 14D-9/A filed on June 23, 2006 (as so amended, the “Schedule 14D-9”) by Pacific Internet Limited, and incorporates by reference the information set forth in the Supplemental Circular to Shareholders dated July 3, 2006 and attached hereto as Exhibit (a)(7). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006 *

(a)(3)	Press Release dated May 26, 2006 *

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006*

(a)(6)	Press Release dated June 23, 2006*

(a)(7)	Supplemental Circular to Shareholders dated July 3, 2006

(a)(8)	Questions & Answers dated July 3, 2006

(a)(9)	Directors’ Announcement dated July 3, 2006

(a)(10)	Press Release dated July 3, 2006

*	Filed previously.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED
Date: July 3, 2006	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006 *

(a)(2)	Letter to Shareholders dated May 26, 2006 *

(a)(3)	Press Release dated May 26, 2006 *

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006*

(a)(6)	Press Release dated June 23, 2006*

(a)(7)	Supplemental Circular to Shareholders dated July 3, 2006

(a)(8)	Questions & Answers dated July 3, 2006

(a)(9)	Directors’ Announcement dated July 3, 2006

(a)(10)	Press Release dated July 3, 2006

*	Filed previously.